                                                                    Exhibit 12.1
                        WORLDCOM, INC. AND SUBSIDIARIES
               Computation of Ratio of Earnings to Combined Fixed
                     Charges and Preferred Stock Dividends
                           (In Thousands of Dollars)


                                                                        Year Ended December 31,
                                                   ---------------------------------------------------------------------
                                                       1991          1992          1993         1994           1995
                                                   ------------  ------------  ------------ ------------  --------------
Earnings:
  Pretax income (loss) from continuing operations  $     65,646  $     20,401  $    198,237 $    (76,108) $      405,596
  Fixed charges, net of capitalized interest             38,116        38,720        58,999       87,455         300,094
                                                   ------------  ------------  ------------ ------------  --------------

  Earnings                                         $    103,762  $     59,121  $    257,236 $     11,347  $      705,690
                                                   ============  ============  ============ ============  ==============

Fixed charges:
  Interest expense                                 $     31,595  $     30,311  $     35,557 $     47,303  $      249,062
  Interest capitalized                                    2,900         3,504         3,100        1,900           4,883
  Amortization of financing costs                         1,018         1,464         1,792        2,086           2,811
  Interest factor of rent expense                         5,503         4,833         9,967       10,300          15,030
  Preferred dividend requirements                             -         2,112        11,683       27,766          33,191
                                                   ------------  ------------  ------------ ------------  --------------

  Fixed charges                                    $     41,016  $     42,224  $     62,099 $     89,355  $      304,977
                                                   ============  ============  ============ ============  ==============

Deficiency of earnings to fixed charges            $          -  $          -  $          - $    (78,008) $            -
                                                   ============  ============  ============ ============  ==============

Ratio of earnings to combined fixed
 charges and preferred stock dividends                   2.53:1        1.40:1        4.14:1       0.13:1          2.31:1
                                                   ============  ============  ============ ============  ==============


See notes to computation of ratio of earnings to combined fixed charges and preferred stock dividends.

                  NOTES TO COMPUTATION OF RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


(1) On January 5, 1995, the Company completed the acquisition of Williams Telecommunications Group, Inc. for approximately $2.5 billion in cash which was accounted for as a purchase.

(2) As a result of the mergers with IDB Communications Group, Inc. (the "IDB Merger") and Advanced Telecommunications Corporation (the "ATC Merger"), the Company initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to further take advantage of the synergy available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB Communications Group, Inc.'s cost structure and to improve productivity. Accordingly, in 1994, 1993 and 1992, the Company charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service capacity. These costs totaled $43.7 million in 1994, $5.9 million in 1993 and $79.8 million in 1992.

         Also, during 1994 and 1992, the Company incurred direct merger costs of $15.0 million and $7.3 million, respectively, related to the IDB Merger (in 1994) and the ATC Merger (in 1992). These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to these mergers.

(3) In connection with certain debt refinancing, the Company recognized in 1993 and 1992 extraordinary items of approximately $7.9 million and $5.8 million, respectively, net of income taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees.

(4) In the third quarter of 1995, Metromedia Company ("Metromedia") converted its Series 1 Preferred Stock into 21,876,976 shares of WorldCom common stock and exercised warrants to acquire 3,106,976 shares of WorldCom common stock and immediately sold its position of 30,849,548 shares of WorldCom common stock in a public offering. In connection with the preferred stock conversion, WorldCom made a one-time non-recurring payment of $15.0 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount includes an annual dividend requirement of $24.5 million plus accrued dividends to such call date).